[Life Technologies Corporation Letterhead]

April 23, 2013

Division of Corporate Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 6010

Washington, D.C. 20549

Attention:	Jim B. Rosenberg, Senior Assistant Chief Accountant
Mary Mast, Senior Staff Accountant
Christine Allen, Staff Accountant

Re:	Life Technologies Corporation
Form 10-K for the Year Ended December 31, 2012
Filed February 28, 2013

File No. 0-25317

Ladies and Gentlemen:

This letter is in response to the comment letter dated April 12, 2013 by Jim Rosenberg of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Form 10-K for the year ended December 31, 2012 (the “Form 10-K”) of Life Technologies Corporation (the “Company”). This letter restates the comment of the Staff in bold/italic font and in the discussion set forth below is the Company’s response.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources

Operating Activities, page 40

1.	Based on the disclosure on page 86 your domestic pension plans appear to be significantly unfunded. On page 40 you state that the Company’s qualified pension plans are adequately funded at December 31, 2012 and that you do not expect to significantly fund your qualified pension plans in fiscal year 2013 in order to meet minimum statutory funding requirements. You state that you expect to contribute $5.1 million to domestic non-qualified pension plans and other post-retirement plans. In light of the significant benefit payments that are due over the next five years as outlined in the table on page 91, please provided proposed disclosure to be included in future filings to address the following:

•	Clearly state how you intend to fund your domestic pension obligations.

•	Clarify what you mean by adequately funded with respect to your pension plans, given that is appear the plan is significantly underfunded.

Division of Corporate Finance

United States Securities and Exchange Commission

April 23, 2013

•	Clarify why no minimum funding is required for your qualified pension plan, despite the apparent underfunded status.

•	Clarify why the unfunded pension obligation has increased significantly over the last two years.

•	Clarify how you have reflected your pension obligations in the contractual obligation table on page 44 or revise the table accordingly.

Response:

The Company intends to fund the domestic pension obligation through cash from operations and does not expect to need to raise additional funding. In the Company’s discussion on page 39 in “Liquidity and Capital Resources”, the Company indicates “current cash and cash equivalents, investments, cash provided by operations and cash available from bank loans and lines of credit will satisfy our working capital requirements, debt obligations and capital expenditures for the foreseeable future”. The future cash payments referenced by the Staff on page 91 refer to total benefit payments, for which the Company has approximately $677 million in trust assets which will satisfy a majority of these benefit payments. The Company would reference page 86 in Footnote 9 “Employee Benefit Plans” for details on the assets and liabilities of the pension plans.

The Company is adequately funded based on cash funding requirements as prescribed by the “Moving Ahead for Progress in the 21st Century Act” or “MAP-21” act under which the Company performs a funding assessment each year. Under the funding requirements prescribed by MAP-21, the Company does not expect to need to fund its qualified defined benefit plans in the upcoming year. In addition, the Company has certain overfunded positions due to cumulative contributions in excess of funding requirements in these plans which can be applied to required contributions in future periods. Accordingly, while the Company agrees with the Staff that the pension measurement rules under annual US GAAP accounting and disclosure requirements would indicate an under funded plan, the pension funding rules would indicate the Company is adequately funded and will not require a cash contribution in the upcoming year. As the intent of the Company’s Management’s Discussion and Analysis in the “Liquidity and Capital Resources” section of the Form 10-K is to give the reader an understanding of future cash flow, the Company believes the disclosures are accurate and properly reflect the future cash flows of the Company. The Company will include additional language in future filings regarding the difference between pension funding rules and accounting disclosures. The following information will be included in future filings to provide a background on the difference between accounting disclosure and cash obligations in the Management Discussion and Analysis:

•

The Company’s pension plans and post retirement benefit plans are funded in accordance with local statutory requirements and supplemented by voluntary contributions. The funding requirement is based on the funded status, which is measured by using various actuarial assumptions, such as interest rate, rate of compensation increase and expected return on plan assets. The Company’s qualified pension plans are funded in line with regulatory requirements at December 31, 2012. The Company funds its pensions in accordance with pension funding rules, which often have different funded status requirements than the funded positions reported under accounting disclosure

Division of Corporate Finance

United States Securities and Exchange Commission

April 23, 2013

rules. Accordingly, the Company acknowledges that under accounting disclosure, the plans appear to be underfunded at December 31, 2012. However, under pension funding regulations, the Company’s plans are nearly fully funded and the Company has excess contribution credits which it could apply to future funding requirements. The difference between accounting and funding requirements is driven by discount rates and various other actuarial assumptions which are applied in assessing the current balance. Accordingly, based on the level of the Company’s contributions to the qualified pension plans and the qualified post retirement medical benefit plan during previous and current fiscal years, we do not expect to have to significantly fund these pension plans in fiscal year 2013 in order to meet minimum statutory funding requirements.

The Company’s qualified defined benefit pension plans are frozen and do not accumulate additional service benefits. However, discount rates on highly rated corporate bonds, which make up the basis for the discount rates applied in the Company’s pension analysis and accounting disclosure, have steadily decreased over the past few years. The resulting decrease in discount rates has yielded an increase in the Company’s projected benefit obligation for the trailing two years. The Company believes the current footnote disclosures in the financial statements appropriately reflect the activity in the benefit obligation and plan trust assets. Changes in the discount rates used to determine the current period obligation do not impact the underlying future benefit payments, and therefore, do not have an impact on the future cash outflows of the plan.

Under the guidance in item 303(a)(5) of Regulation S-K the disclosure of “known contractual obligations” is required for long term liabilities. The pension plans require disclosure of a defined retirement benefit to which the ultimate amount of cash flows is estimated based on actuarial tables and estimates, but to which the ultimate cash flow is not known. The Company’s disclosure on page 91 discloses the employer contributions that the Company is expected to make, which the Company deems immaterial. The expected benefits payments are payments expected to be made out of the plan’s trust, and accordingly, would only result in additional Company contributions to the trust in the event the trust is unable to fund future benefit obligations. Accordingly, the Company believes the current disclosure in the contractual obligations table is appropriate in all material aspects. The Company does acknowledge the Staff’s concern on disclosure for reader clarity, and will add a footnote in the contractual obligations table in future filings to read as follows and will add a line item to the contractual obligations table to reflect the current year funding estimates disclosed in the footnotes:

•

The Company does not include pension obligations in the contractual obligations table unless the Company is required to fund the pension trust under pension funding regulations, or upon an agreement with the local regulatory bodies for funding commitment. For further details around the pension, refer to Note 9 in the Consolidated Financial Statements “Employee Benefit Plans” for additional information on pension obligations”

*****

Division of Corporate Finance

United States Securities and Exchange Commission

April 23, 2013

The Company hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Division of Corporate Finance

United States Securities and Exchange Commission

April 23, 2013

We appreciate the Staff’s attention to the review of the Form 10-K. Please do not hesitate to contact me at (760) 603-6454 if you have any questions regarding this letter.

Sincerely,

LIFE TECHNOLOGIES CORPORATION

By:	/s/ David F. Hoffmeister
David F. Hoffmeister
Chief Financial Officer

cc:	David Szekeres, Life Technologies Corporation
Kelli Richard, Life Technologies Corporation